UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32726 /July 6, 2017

_____

In the Matter of   :
                                                                    :
Partners Group Private Equity (Master Fund), LLC   :
Partners Group Private Income Opportunities, LLC   :
Partners Group (USA) Inc.   :
Partners Group AG   :
Partners Group (UK) Limited   :
Partners Group (Luxembourg) S.A.   :
Partners Group (Guernsey) Limited   :
Partners Group Cayman Management I Limited   :
Partners Group Cayman Management III Limited   :
Partners Group Management Limited   :
Partners Group Management I S.à r.l.   :
Partners Group Management II Limited   :
Partners Group Management III S.à r.l.   :
Partners Group Management IX Limited   :
Partners Group Management V Limited   :
Partners Group Management VII Limited   :
Partners Group Management VIII Limited   :
Partners Group Management XI Limited   :
Partners Group Management XIII Limited   :
Princess Management Limited   :
Partners Group (Italy) Global Value 2014   :
Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.   :
Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF   :
Partners Group Direct Equity 2016 (EUR), L.P. Inc.   :
Partners Group Direct Equity 2016 (USD) A, L.P.   :
Partners Group Direct Equity 2016 (USD) C, L.P.   :
Partners Group Direct Equity 2016 (USD) C-G, L.P.   :
Partners Group Direct Equity 2016 (USD) C-I, L.P.   :
Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF   :
Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.   :
Partners Group Direct Infrastructure 2016 (USD) A, L.P.   :
Partners Group Emerging Markets 2015, L.P. Inc.   :
Partners Group Generations Fund I   :
Partners Group Global Growth 2014, L.P. Inc.   :
Partners Group Global Infrastructure 2012, L.P. Inc.   :
Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF   :

Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.   :
Partners Group Global Infrastructure SICAV   :
Partners Group Global Multi-Asset Fund   :
Partners Group Global Value 2014 (EUR) S.C.A., SICAR   :
Partners Group Global Value 2014, L.P. Inc.   :
Partners Group Global Value SICAV   :
Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF   :
Partners Group Private Equity Performance Holding Limited   :
Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF   :
Partners Group Secondary 2015 (EUR), L.P. Inc.   :
Partners Group Secondary 2015 (USD) A, L.P.   :
Partners Group Secondary 2015 (USD) C, L.P.   :
Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF   :
Princess Private Equity Holding Limited   :
The Partners Fund SICAV   :
The Partners Fund   :
1114 Avenue of the Americas, 37th Floor   :
New York, NY 10036   :
                                                                   :
(812-14193-01)   :
                                                                   :
_____   :

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

Partners Group Private Equity (Master Fund), LLC, Partners Group Private Income
Opportunities, LLC, Partners Group (USA) Inc., Partners Group AG, Partners Group (UK)
Limited, Partners Group (Luxembourg) S.A., Partners Group (Guernsey) Limited, Partners
Group Cayman Management I Limited, Partners Group Cayman Management III Limited,
Partners Group Management Limited, Partners Group Management I S.à r.l., Partners Group
Management II Limited, Partners Group Management III S.à r.l., Partners Group Management
IX Limited, Partners Group Management V Limited, Partners Group Management VII Limited,
Partners Group Management VIII Limited, Partners Group Management XI Limited, Partners
Group Management XIII Limited, Princess Management Limited, Partners Group (Italy) Global
Value 2014, Partners Group Direct Equity 2016 (EUR) G, L.P. Inc., Partners Group Direct
Equity 2016 (EUR) S.C.A., SICAV-SIF, Partners Group Direct Equity 2016 (EUR), L.P. Inc.,
Partners Group Direct Equity 2016 (USD) A, L.P., Partners Group Direct Equity 2016 (USD) C,
L.P., Partners Group Direct Equity 2016 (USD) C-G, L.P., Partners Group Direct Equity 2016
(USD) C-I, L.P., Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF, Partners
Group Direct Infrastructure 2015 (USD), L.P. Inc., Partners Group Direct Infrastructure 2016
(USD) A, L.P., Partners Group Emerging Markets 2015, L.P. Inc., Partners Group Generations
Fund I, Partners Group Global Growth 2014, L.P. Inc., Partners Group Global Infrastructure
2012, L.P. Inc., Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF, Partners
Group Global Infrastructure 2015 (EUR), L.P. Inc., Partners Group Global Infrastructure
SICAV, Partners Group Global Multi-Asset Fund, Partners Group Global Value 2014 (EUR)

2

S.C.A., SICAR, Partners Group Global Value 2014, L.P. Inc., Partners Group Global Value SICAV, Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF, Partners Group Private Equity Performance Holding Limited, Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF, Partners Group Secondary 2015 (EUR), L.P. Inc., Partners Group Secondary 2015 (USD) A, L.P., Partners Group Secondary 2015 (USD) C, L.P., Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF, Princess Private Equity Holding Limited, The Partners Fund SICAV, and The Partners Fund filed an application on August 2, 2013, and amendments to the application on August 11, 2014, January 13, 2016, May 4, 2017, and June 1, 2017, requesting an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act. The order would permit certain closed-end management investment companies (the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On June 1, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32667). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the relief requested by Partners Group (USA) Inc., et al. (File No. 812-14193-01) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary